Exhibit 99.8

Fairways Frisco, L.P.
Index to Audited Financial Statements
For the Year Ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Fairways Frisco, L.P.
Dallas, Texas

We have audited the accompanying consolidated balance sheet of Fairways Frisco, L.P. and subsidiaries as of December 31, 2005, and the consolidated statements of operations, changes in partnership capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairways Frisco, L.P. and subsidiaries at December 31, 2005 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ HEIN& ASSOCIATES LLP

Dallas, Texas
March 6, 2006, with the exception of Note 12
as to which the date is April 7, 2006

FAIRWAYS FRISCO, L.P.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$460,856
Accounts receivable, net	254,827
Total current assets	715,683
Real estate assets, net	52,733,185
Furniture and equipment, net	90,444
Other assets	1,012,153
Total assets	$54,551,465

LIABILITIES AND PARTNERSHIP CAPITAL

Accounts payable and accrued liabilities	$1,679,192
Notes payable, current portion	25,858,302
Other liabilities	1,257,411
Total current liabilities	28,794,905
Notes payable, long-term	25,445,625
Notes payable, affiliate	400,000
Other liabilities	312,703
Minority interests	(1,802,698)
Total liabilities	53,150,535

Commitments and contingencies (Notes 9, 11 and 13)

Partnership capital
Partners' capital	10,981,452
Accumulated deficit	(9,580,522)
Total partnership capital	1,400,930
Total liabilities and partnership capital	$54,551,465

See accompanying notes to the Consolidated Financial Statements

FAIRWAYS FRISCO, L.P.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:
Rental revenue	$1,411,201
Other revenue	223,293
1,634,494
Operating expenses:
Property operating and maintenance	2,734,057
Depreciation and amortization	996,848
Property taxes	525,255
Total operating expenses	4,256,160

Operating loss	(2,621,666)

Equity in losses of equity method investees	(620,927)
Other expense	(1,024,638)
Interest expense, net	(1,612,596)

Loss before minority interest	(5,879,827)

Minority interest	1,802,698

Net loss	$(4,077,129)

See accompanying notes to the Consolidated Financial Statements.

FAIRWAYS FRISCO, L.P.
CONSOLIDATED STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

	General	Limited	Total Partners	Accumulated
	Partners	Partners	Capital	Deficit

Balance at January 1, 2005	$155	$154,447	$154,602	$-
Cash Contributions	8,732	8,723,561	$8,732,293	-
Reallocation of capital accounts upon change in control (Note 2)	(3,409)	(3,405,427)	$(3,408,836)	(5,503,393)
Net loss	(4,077)	(4,073,052)	$(4,077,129)	(4,077,129)

Balance at December 31, 2005	$1,401	$1,399,529	$1,400,930	$(9,580,522)

See accompanying notes to the Consolidated Financial Statements.

FAIRWAYS FRISCO, L.P.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Operating Activities:
Net loss	$(4,077,129)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	996,848
Non-cash equity in losses of equity method investees	620,927
Minority interest	(1,802,698)
Changes in operating assets and liabilities:
Accounts receivable	(78,988)
Other assets	(375,120)
Accounts payable and accrued liabilities	56,287
Other liabilities	1,570,834
Net cash used in operating activities	(3,089,039)

Investing Activities:
Development of real estate assets	(1,187,802)
Net assets, net of cash acquired and liabilities assumed in change of control	(1,644,142)
Purchases of property and equipment	(92,301)
Repayment of affiliated partnership obligations	(2,224,539)
Net cash used in investing activities	(5,148,784)

Financing Activities:
Proceeds from sale of limited partnership interests	8,732,293
Payments on notes payable	(574,820)
Proceeds from notes payable	541,205
Net cash provided by financing activities	8,698,678

Net increase in cash and cash equivalents	460,856
Cash and cash equivalents at beginning of year	$-

Cash and cash equivalents at end of year	$460,856

Supplemental Cash Flow Information
Cash paid for income taxes	$-
Cash paid for interest	$1,287,654

Non Cash Transactions:
Assets acquired for refinanced debt	$22,135,810
Assets acquired upon change of control	$31,120,671
Liabilities assumed upon change of control	$31,742,320

See accompanying notes to the Consolidated Financial Statements.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

1.	Organization

Description of Business
Fairways Frisco, L.P. (“Fairways” or “the Partnership”) is a Texas limited partnership formed in December 2004. On December 31, 2004, the Partnership acquired certain indirect interests pursuant to a Master Agreement Regarding Frisco Square Partnerships, dated December 31, 2004 (the “Master Agreement”) in various partnerships (the “Frisco Square Partnerships”) that own properties (the “Properties”) in the 150 acre Frisco Square mixed-use real estate development in Frisco, Texas. Frisco Square is planned to include approximately 4 million developed square feet, including retail, offices, multi-family, single-family and municipal space (some of which is owned by the City of Frisco and other non affiliated entities, the results of which are not included in these consolidated financial statements). The Partnership and its subsidiaries will own, develop and manage the Properties owned by the Partnership.

The parties to the Master Agreement were the Fairways Group, the Frisco Square Partnerships, Cole and Mary Pat McDowell, and the remainder of the Five Star Group which is Five Star Development Co., Inc. (“Five Star”), a Texas corporation, CMP Management, LLC, a Texas limited liability Partnership, and CMP Family Limited Partnership, a Texas limited partnership. "Frisco Square Partnerships" is a group of entities comprised of Frisco Square, Ltd. ("FSLTD"), Frisco Square B1-6 F1-11, Ltd., a Texas limited partnership, Frisco Square B1-7 F1-10, Ltd., a Texas limited partnership, and Frisco Square Properties, Ltd., a Texas limited partnership. "Fairways Group" is a group of entities comprised of Fairways Frisco, Fairways B1-6 F1-11, LLC, a Texas limited liability Partnership, Fairways B1-7 F1-10, LLC, a Texas limited liability Partnership, and Fairways FS Properties, LLC, a Texas limited liability Partnership. Fairways Equities, LLC (“Fairways Equities”) is the general partner of the Partnership.

2. Change in Control Transaction

On April 15, 2005, the parties to the Master Agreement agreed to terminate the Master Agreement effective as of April 15, 2005. In connection with the termination of the Master Agreement, the Frisco Square Partnerships were amended such that the Partnership owns, either directly or indirectly, 60% of the Frisco Square Partnerships. The remaining 40% is owned by CMP Family Limited Partnership (“CMP”), which is controlled by Cole McDowell. As of December 31, 2005, CMP’s partnership interest is subject to further reduction and dilution as discussed below. Under the terms of the amended Frisco Square Partnerships, the Partnership also has a first priority distribution preference of $5.5 million, and will receive its pro-rata partnership interest of the next $9.5 million of distributions from the Frisco Square Partnerships. After $15 million of distributions have been made, the Fairways interest in the Frisco Square Partnerships will become 80% and CMP’s interest will become 20%.

Furthermore, Fairways’ partnership interest in the Frisco Square Partnerships may be increased up to 90% if certain capital call and limited partner capital loan provisions are not met by CMP. During the year ended December 31, 2005, CMP met the capital loan provisions by providing a $400,000 cash loan as required under the partnership agreement. As of December 31, 2005, an additional $400,000 capital loan request was due from CMP. CMP met the capital loan provisions by providing the additional $400,000 in cash to the Partnerships in March, 2006, as required in the partnership agreements.

Under the terms of the amended Frisco Square Partnerships agreements, Fairways Equities, LLC is now the sole general partner of the Frisco Square Partnerships and controls all operating activities, financing activities and development activities for the Frisco Square Partnerships.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

Also on April 15, 2005, the Partnership, through Frisco Square Land, Ltd., a newly created partnership, closed a financing transaction, the proceeds of which were used to repay the outstanding bank debt of Frisco Square, Ltd and to provide additional working capital for the Partnership. Under the terms of the now terminated Master Agreement, the Partnership held an option to acquire 50% of the partnership interests of Frisco Square, Ltd. Concurrently with the financing, all of the land and related development held by Frisco Square, Ltd. was contributed to Frisco Square Land, Ltd. in the amount of $19.5 million in exchange for repayment of the bank debt, and the option to acquire 50% of the partnership interests of Frisco Square, Ltd. was cancelled. As a result of these changes, the Partnership has never had an interest in Frisco Square, Ltd. Fairways owns 60% of Frisco Square Land, Ltd., subject to the same increases for preference distributions and dilution to CMP if certain capital call and limited partner capital loan provisions are not met by CMP as discussed above. The carrying value of the land held by Frisco Square Land, Ltd. is equal to the bank debt repaid plus capitalized interest and other costs subsequently incurred to develop the land for building sites.

Also on April 15, 2005, the Partnership formed and began operations for Frisco Square Development, Ltd., and its wholly-owned subsidiary, Frisco Square Construction, Ltd. These entities operate the development and construction activities for the Frisco Square Partnerships. The Partnership owns 75% of Frisco Square Development, Ltd., and the remaining 25% is owned by CMP, subject to the same increases for preference distributions and dilutions to CMP as noted above.

See also Note 13, Subsequent Events.

3. Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Partnership and all subsidiaries for which the Partnership is the general partner, owns greater than 50% of the voting equity interests or has significant influence over operations. The subsidiaries of the Partnership include the Frisco Square B1-6 F1-11, Ltd. (“FS B1-6 F1-11”), a Texas limited partnership, Frisco Square B1-7 F1-10, Ltd. (“FS B1-7 F1-10”), a Texas limited partnership, Frisco Square Properties, Ltd. (“FS Properties”), a Texas limited partnership, Frisco Square Land, Ltd, a Texas limited partnership, Frisco Square Construction, Ltd., a Texas limited partnership, Frisco Square Development, Ltd., a Texas limited partnership and the Fairways Group. All intercompany accounts and transactions have been eliminated. The limited partnership interests for the consolidated subsidiaries and related minority interests are included on the balance sheet as Minority Interests.

The Partnership accounted for the investment in the Frisco Square Partnerships using the equity method from January 1, 2005 through April 14, 2005 as they owned 50% of the voting equity interests, were not the general partner and had no control over the operations. On April 15, 2005 the Partnership became the general partner and took over control of all operations. As a result, the Partnership consolidated the financial statements of FS B1-6 F1-11, FS B1-7 F1-10 and FS Properties from April 15, 2005 through December 31, 2005.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Partnership classifies all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

Concentration of Credit Risk
The Partnership’s credit risk relates primarily to its trade accounts receivables and its receivables from affiliates, along with cash deposits maintained at financial institutions in excess of federally insured limits. Management performs continuing evaluations of debtors’ financial condition and provides an allowance for uncollectible accounts as determined necessary. See Note 4 for additional information regarding the Partnership’s trade accounts receivable, allowance for doubtful accounts and significant customer relationships.

Deferred Financing Costs and Leasing Commissions
Deferred financing costs are amortized using the straight-line method, which approximates the interest method, over the terms of the related debt. Costs incurred to obtain leases are amortized using the straight-line method over the terms of the respective leases.

Guarantees
The Partnership accounts for its guarantees of the obligations of others in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that guarantors recognize a liability for certain guarantees at the fair value of the guaranteed obligation at the inception of the guarantee, even if the likelihood of performance under the guarantee is remote. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. See Notes 9 and 11 for disclosures related to the Partnership’s guarantees in accordance with FIN 45.

 Real Estate Assets, Depreciation and Impairment
Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is calculated on a straight-line basis upon the useful lives of the properties (generally three to thirty-five years). Tenant improvements are capitalized and depreciated over the life of the related lease. Expenditures for maintenance and repairs are charged to operations as incurred.

The Partnership continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under SFAS No. 144, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the disposition of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value. No impairment was recorded in 2005.

Furniture and Equipment
Furniture and Equipment is carried at cost, less accumulated depreciation. Depreciation and amortization are provided over the estimated useful lives of the assets (generally three to thirty-five years) using the straight-line method. Leasehold and tenant improvements are amortized on a straight-line basis over the lesser of the respective lease term or estimated useful life of the asset.  See Note 7 for additional information regarding property and equipment.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

The Partnership evaluates the carrying value of its long-lived assets by comparing the undiscounted cash flows over the remaining useful life of the long-lived assets with the assets’ carrying value. If this comparison indicates that the carrying value will not be recoverable, the carrying value of the long-lived assets will be reduced accordingly based on a discounted cash flow analysis. No impairment was recorded in 2005.

Equity Method Investments
Equity method investments represent investments in limited partnerships, are accounted for using the equity method of accounting for investments and none represent investments in publicly traded companies. The equity method was used prior to April 15, 2005 as the Partnership was not the general partner, did not have a majority interest and did not have significant influence over the operations of the Frisco Square Partnerships. Accordingly, the Partnership recorded its proportionate share of the income or losses generated by equity method investees in the consolidated statements of operations from January 1, 2005 to April 15, 2005.

Subsequent to April 15, 2005, the Partnership consolidated all activities of the respective Frisco Square Partnerships, as the Partnership and its affiliates became the general partner and had obtained a majority interest in those partnerships. See Note 2 for a discussion of the April 15, 2005 transaction.

Revenue Recognition
Rental revenue includes the base rent each tenant is required to pay in accordance with the terms of the respective lease and is reported on a straight-line basis over the noncancelable lease term. Rental revenue earned in excess of rent payments received pursuant to the terms of the individual lease agreements is recorded as accounts receivable. Certain lease agreements contain provisions that provide for the reimbursement of real estate taxes, insurance and certain other operating costs above their base-year costs. These reimbursements totaled approximately $100,000 in 2005 and are included in other revenues in the statement of operations.

Several tenants are also required to pay rent as a percentage of their gross sales volume to the extent such percentage rents exceed their base rents. There were no significant revenues from percentage rents in 2005.

Income Taxes
Under present income tax laws, the Partnership is not subject to federal income taxes; therefore, no taxes have been provided for in the accompanying consolidated financial statements. The partners are to include their respective share of the Partnership’s net loss in their income tax returns.

Leasing Arrangements
The Partnership enters into leasing arrangements with tenants of the building(s), which are generally non-cancelable except for cause, which is defined in the agreements.  Residential leases range in term from three months to one year.  Commercial leases are generally executed for a term of anywhere from five to fifteen years, and include a base amount per square foot that the Partnership will pay to the tenant for improvements to the space.  These improvements are capitalized and amortized over the life of the lease.

Recent Accounting Pronouncements
In December 2003, the FASB revised FASB interpretation No. 46 (“FIN 46(R)”), Consolidation of Variable Interest Entities. FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements to certain entities in which the equity investors do not have either a controlling interest or sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) is effective for variable interest entities in which we hold a variable interest. FIN 46(R) does not have an impact on our financial condition or results of operations.

Fair Value of Financial Instruments
The Partnership’s financial instruments include cash, accounts receivable and accounts payable that are carried at cost, which approximates fair value because of the short maturity of these instruments. The fair value of notes payable approximates carrying value as interest rates approximate market rates.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

4. Accounts Receivable, Net

Accounts receivable consist of the following:

Tenant accounts receivable	$254,827
Less - allowance for doubtful accounts	-
$254,827

The Partnership grants credit to tenants of various sizes and provides an allowance for doubtful accounts equal to the estimated uncollectible amounts based on historical collection experience and a review of the current status of tenant accounts receivable. There is no allowance for doubtful accounts at December 31, 2005. For the year ended December 31, 2005 the Partnership derived revenues in excess of ten percent from one tenant totaling approximately $323,000 or 20% of total revenue, and had outstanding accounts receivable from the same customer of $95,165 or 37% of total accounts receivable at December 31, 2005.

5. Other Assets

Other assets consist of the following:

		Accumulated
	Cost	Amortization	Net
Deferred leasing commissions	$649,688	$(40,583)	$609,105
Deferred financing costs	688,802	(302,265)	386,537
Other assets	16,511	-	16,511
	$1,355,001	$(342,848)	$1,012,153

Amortization expense was $257,807 for the year ended December 31, 2005. The remaining scheduled amortization for the twelve months ending December 31 are as follows:
	Deferred Leasing Commissions	Deferred Financing Costs

2006	$44,536	$302,789
2007	44,061	40,998
2008	44,061	-
2009	41,794	-
2010	38,290	-
Thereafter	396,363	42,750
	609,105	$386,537

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

6.	Real Estate Assets, Net

Real estate assets, net consists of the following:

Description	Property Description	Related Encumbrances	Initial Costs	Costs Capitalized Subsequent to Acquisition	Gross Cost Basis

Land	50.8 acres land	$25,445,625	$24,135,704	$-	$24,135,704
Land development costs		-	-	2,719,178	2,719,178
Buildings
FS B1-6 F1-11	155,000 sf apartments/retail	17,460,480	10,338,268	6,595,791	16,934,059
FS B1-7 F1-10	61,400 sf office/retail	8,397,822	8,392,185	616,598	9,008,783
Capitalized interest		-	-	2,742,847	2,742,847

		$51,303,927	$42,866,157	$12,674,414	$55,540,571

	Accumulated	Date of	Date	Depreciable
Description	Depreciation	Construction	Acquired	Life

Land	$-		2005
Land development costs	-		2005
Buildings
FS B1-6 F1-11	(1,999,055)	2004	2005	7-35 Years
FS B1-7 F1-10	(808,331)	2004	2005	7-35 Years
Capitalized interest	-

	$(2,807,386)

The following table shows the activity in real estate assets during 2005:
Balance at January 1, 2005	$-
Acquisitions	51,863,861
Improvements	933,863
Capitalized interest	2,742,847
Balance at December 31, 2005	$55,540,571

All of the real estate assets are located in the Frisco Square development which is in Frisco, Texas. Depreciation expense for buildings was $730,330 for the year ended December 31, 2005.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

7.	Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net consist of the following:

	Estimated
	Useful Lives

Furniture, fixtures and equipment	3 to 7 years	$84,541
Leasehold improvements	5 to 7 years	18,743
		103,284
Less accumulated depreciation		(12,840)
		$90,444

Depreciation expense for furniture, fixture and equipment was $8,711 for the year ended December 31, 2005.

8.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

Accounts payable	$513,016
Accrued property taxes	501,641
Accrued interest	324,941
Accrued real estate commissions	216,581
Accrued expenses - various	123,013
$1,679,192

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

9.	Notes Payable

Notes payable consist of the following:

Comerica Bank term note payable (See Note 12)
Term note payable in the principal amount of up to $27,664,000, interest only payable monthly at Comerica Bank prime rate plus .25% or Euro + 3% at the borrower's option ( 6.92% at December 31, 2005), secured by approximately 47 acres of land in Frisco, Texas and personal guarantees by the four members of Fairways Equities, LLC., matures April 14, 2008.	$22,214,537

Citibank, NA term note payable (A)
Term note payable in the principal amount of $ 19,250,000, principal and interest payable monthly at Citibank N.A. prime rate (7.25% at December 31, 2005) with a floor rate of 5.50%, secured by two certain buildings (B1-6 and F1-11) in Frisco, Texas and personal guarantees by the four members of Fairways Equities, LLC and a member of CMP Family Limited Partnership. Note is cross collateralized by collateral pledged under the Citibank term note (B) below, matures May 1, 2006.	17,460,480

Citibank, NA term note payable (B)
Term note payable in the principal amount of $2,700,000, interest only payable monthly at Citibank N.A. prime plus 1.00% ( 8.25% at December 31, 2005), principal due on May 1, 2007, secured by a certain four lots at in Frisco, Texas and personal guarantees by the four members of Fairway Equities, LLC and a member of CMP Family Limited Partnership. Note is cross collateralized by buildings listed in Citibank term note (A) above.	2,700,000

First National Bank of Omaha term note payable
Term note payable in the principal amount of $8,600,000, interest only payable monthly at First National Bank prime rate plus 1.00% with a floor of 6.50% and a ceiling of 10.00% (8.25% at December 31, 2005), principal due on July 7, 2006, secured by a certain office building (F1-10) in Frisco, Texas, a certain retail center in Flower Mound, Texas, and personal guarantees of $800,000 by the four members of Fairways Equities, LLC and a full guarantee by a member of CMP Family Limited Partnership.	8,397,822

First National Bank of Omaha term note payable
Term note payable in the principal amount of $ 533,000, interest only payable monthly at First National Bank of Omaha prime plus 1.00% (8.25% at December 31, 2005), principal due on March 31, 2007, secured by certain land (Lot B1-7) in Frisco, Texas and personal guarantees of $800,000 by the four members of Fairways Equities, LLC and a member of CMP Family Limited Partnership.	531,088
51,303,927
Less current portion	(25,858,302)
$25,445,625

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

The aggregate maturities of notes payable for the 12 months ended December 31 are as follows:

2006	$25,858,302
2007	3,231,088
2008	22,214,537
2009	-
Thereafter	-
$51,303,927

The Citibank and First National Bank of Omaha term notes do not contain any restrictive covenants with which the Partnership must comply. However, The Citibank term note (A) does contain certain ratios which must be met in order to extend the term of the note by one year to May 1, 2007. As of the date of this report, the ratios had not been met, and discussions for an extension of the loan were in process with Citibank. In addition, Citibank has waived all defaults for filing financial statements by the dates required in the note(s) through May 1, 2006.

The balance of $400,000 in notes payable, affiliate at December 31, 2005 represents a loan from CMP, as required under the terms of the partnership agreement. The loan bears interest at the rate of 15% per annum, with principal to be paid out of cash flow, pro rata with other mezzanine loans of the Partnership. An additional $400,000 mezzanine loan was funded by CMP subsequent to December 31, 2005 as further discussed in Note 13.

10.	Other Current Liabilities

In May, 2005, Citibank applied $1,225,641 of certificates of deposit held by CMP Family Limited Partnership (or affiliates) as collateral on the Citibank Note (A) toward the principal balance of that note. The pay down was made at the request of Citibank in order to extend the term of the existing Note. The amount remains an obligation of the Partnership to the affiliates; however, no agreements have been signed between the parties, and the amount is included in Other Current Liabilities on the Balance Sheet.

CMP Family Limited Partnership (and affiliates) has initiated legal proceedings related to recovery of this collateral from the Partnership. Mediation has been set for a date in May, 2006, during which time the Partnership expects to set terms for the repayment of the liability. See Note 11 for further discussion of these legal proceedings.

11.	Commitments and Contingencies

The Development Agreement
On April 15, 2005, the Partnership was assigned the rights and assumed obligations under that certain Development Agreement (“Development Agreement”) dated July 28, 2000 by and between Frisco Square, Ltd. (see Note 1) and the City of Frisco. The Development Agreement was created to define the building restrictions, site plan, and obligations for funding the infrastructure for Frisco Square. In the Development Agreement, the Partnership is obligated to fund one half of the negative cash flow annually for the upkeep of the Municipal Management District (“MMD”), which includes payment of principal and interest on approximately $9.5 million of bonds issued by the City of Frisco. The Partnership’s maximum future commitment of $4.75 million may be reduced by the ad valorem taxes assessed by the City of Frisco on the property in the MMD. To the extent that the cash flows of the MMD are insufficient to cover the payment of principal and interest on the bonds, the Partnership must pay 50% of the shortfall. The four members of Fairways Equities have personally guaranteed the Partnerships payment of this commitment, and the Partnership has indemnified them for the guaranty. In connection with this indemnification, the Partnership recorded an obligation of $118,750 which is included in other Long Term Liabilities. This amount represents the Partnership’s estimate of the fair value of the indemnification obligation.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

In 2005, the Partnership paid $1,089,889 toward this commitment, which includes $598,274 owed by the prior developer, Frisco Square, Ltd. These payments are included in capitalized interest in the consolidated balance sheet.

The MMD is governed by a five member Board of Directors, which is comprised of three members from the City of Frisco, and two members from the Partnership.

Operating Leases
During 2005, the Partnership and its subsidiaries occupied space in one building owned by the Partnership; any rent charged and collected between the various partnerships has been eliminated in consolidation. The Partnership also leases certain equipment under non-cancelable operating lease agreements. Certain leases contain renewal options and provide that the Partnership pay taxes, insurance, maintenance and other operating expenses. Total rent expense for operating leases was approximately $21,000 for the year ended December 31, 2005.

Minimum lease payments under all non-cancelable operating lease agreements for the years ended December 31, are as follows:

2006	$5,084
2007	5,084
2008	5,084
2009	2,542
Thereafter	-
$17,794

Legal Proceedings
John Greer Management, Inc. (“Greer”) has filed a suit against the Partnership and Five Star related to financial advisor services provided by Greer in connection with debt and equity financing for a commercial land development project in Frisco, Texas. Greer is seeking a fee of approximately $1.25 million, plus attorneys’ fees and exemplary damages. The suit claims Greer had an agreement with Five Star for compensation for the financial advisor services described above, but claims that the Partnership has assumed Five Star’s obligation to pay Greer. The Partnership has no written agreement to pay Greer any monies and disagrees that it has assumed any obligation to pay Greer. The Partnership intends to file a motion for summary judgment with respect to all of Greer’s claims. The case is currently set for trial June 19, 2006. The Partnership does not believe the outcome of this litigation will have a material impact on its financial position.

In July 2005, CMP Family Limited Partnership, The Kendrick Fund, Ltd., Frisco Square, Ltd. and Five Star Development Partnership filed suit against Fairways B1-6, F1-11 LLC and Fairways Frisco LP in Cause No. 05-0677-B, in the District Court of Dallas County, Texas, 44th Judicial District (the “Lawsuit”). In the Lawsuit, Plaintiffs allege that Defendants failed to include certain agreed upon language in a written agreement under which Defendants acquired certain assets from Plaintiffs. The allegedly agreed upon language would have required Defendants to secure the release of Plaintiffs’ cash collateral from a financial institution that was involved in the transaction upon refinancing of a certain debt. Plaintiffs further contend that the financial institution seized their cash collateral and applied it to the debt because the allegedly agreed upon language was not included in the written agreement. Plaintiffs purport to state claims for reformation, declaratory judgment, fraud in the inducement, fraud, misrepresentation, breach of fiduciary duty, civil conspiracy and predatory practices. Plaintiffs seek judgment reforming the written agreement to include the allegedly agreed upon language, actual damages in the amount of $1,225,621 and unspecified exemplary damages. Defendants maintain that they did not agree to include the subject language in the written agreement.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

The Partnership does not believe the outcome of this litigation will have a material impact on its financial position. See Note 10 regarding this obligation.

The Partnership is also occasionally involved in other claims and proceedings, which are incidental to its business. The Partnership cannot determine what, if any, material effect these matters will have on its future financial position and results of operations.

12.	Related Party Transactions

The four members of Fairways Equities have personally guaranteed the Partnership’s obligations to Comerica Bank, First National Bank of Omaha, Citibank (See Note 9), and the MMD (See Note 11). In connection with the guarantee of the Comerica Bank note payable, the Partnership pays a guaranty fee of 2.50% annually to the four members of Fairways Equities. During the year ended December 31, 2005, the Partnership paid total guaranty fees of $253,751. An additional $270,887 is included in accounts payable at December 31, 2005.

The Partnership paid financing fees of 1.00% or $138,320 to Fairways Equities in connection with the Comerica term loan agreement that was entered into during 2005.

During 2005, the Partnership paid a development fee, under the terms of the Master Agreement, of $500,000 to Five Star, which is controlled by Cole McDowell. The Partnership is not obligated to pay any further development fees to Five Star or Cole McDowell as of December 31, 2005.

The Partnership pays monthly management fees of $10,000 to Fairways Equities as the general partner of the Partnership. During 2005, the Partnership paid total management fees to Fairways Equities of $120,000. An additional $60,000 was accrued in accounts payable, but unpaid as of December 31, 2005. These fees are authorized pursuant to the terms of the partnership agreement.

13.	Subsequent Events

Subsequent to December 31, 2005, the Partnership has made calls for capital contributions from its limited partners of $3,200,000, of which $1,577,935 has been funded as of March 24, 2006. Additionally, on March 14, 2006, Cole McDowell funded $400,000 in the form of a mezzanine loan to the Partnership, as required under the terms of the partnership agreement. The loan bears interest at the rate of 15% per annum, with principal to be paid out of cash flow, pro rata with other mezzanine loans of the Partnership.

In March, 2006, the Partnership amended the Comerica commitment (see Note 9) to decrease the amount of the commitment from $27,644,000 to $26,644,000. Concurrent with this amendment, the Partnership executed a line of credit for $2,000,000, the proceeds of which are to be used for various pre-construction and development costs associated with the construction of future buildings. Interest is payable monthly, at the option of the Borrower, a rate of prime plus .25% or Euro plus 3%. In March, 2006, the Partnerships borrowed $442,461 under the line of credit, and expect the amount to be repaid out of construction loans currently being negotiated.  This line of credit revolver terminates on March 10, 2007. The new borrowing is subject to the same terms and conditions as described in Note 9 for the Comerica term loan payable. The additional borrowing was also personally guaranteed by the four members of Fairways Equities.

Fairways Frisco, L.P.
Notes to Consolidated Financial Statements

On February 7, 2006, the General Partner of the Partnerships made a capital call to the Partnership’s limited partners in the aggregate amount of $3.2 million. Approximately $1,280,000 of this amount was requested to be funded by CMP. As of April 6, 2006, CMP had not funded its portion of the capital call, which was required to be funded by April 7, 2006, in accordance with the partnership agreements.

On April 6, 2006, CMP delivered an offer to the Fairways Group to purchase 100% of the Partnership’s interests, pursuant to the buy/sell provisions of the various partnership agreements. The offer of $79 million, before repayment of the Partnership’s debts, requires the Fairways Group to respond within 60 days to the offer, electing to either accept the offer, or to buy CMP’s interests based on the same valuation. Once the Fairways Group responds, the selected buyer (either the Fairways Group or CMP) will be required to close the purchase of the other partners’ interest within 60 days. Pursuant to the partnership agreements, financing of the purchase may be structured with a 20% cash payment and the balance payable in four equal installments annually, with interest at the prime rate plus 2% payable quarterly. As of the date of this report, the limited partners of the Partnership had not responded to CMP’s offer.

On April 7, 2006, CMP filed a lawsuit alleging that the Partnership had not properly executed the capital call on February 7, 2006, and that CMP’s partnership interest should not be diluted as a result of capital contributions received by the Fairways Group from other limited partners pursuant to that same capital call. Also on April 7, 2006, CMP obtained a Temporary Restraining Order that CMP not be diluted until further order of the Court following an evidentiary hearing scheduled for April 21, 2006.